UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 333-275242

Neo-Concept International Group Holdings Ltd

(Registrant’s Name)

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

As previously disclosed, on March 3, 2025, Neo-Concept International Group Holdings Ltd (the “Company”) held the Company’s Extraordinary General Meeting (the “EGM”) , amongst which, the following were approved by the shareholders:

(a)	the authorized share capital of the Company shall be re-classified by re-classifying 780,000,000 shares of a par value of US$0.0000625 each as 780,000,000 class A ordinary shares of a par value of US$0.0000625 each (the “Class A Shares”, each such share carrying one (1) vote per share with all rights, restrictions and privileges remaining identical to the existing shares of the Company) and 20,000,000 shares of a par value of US$0.0000625 each as 20,000,000 class B shares of US$0.0000625 each (the “Class B Shares”, each such share carrying thirty (30) votes per share with such rights, restrictions and privileges as set out in the New M&A (as defined below))(the Class A Shares together with the Class B Shares, the “Shares”) (the “Reclassification”) so that the authorized share capital of the Company shall be changed from US$50,000 divided into 800,000,000 shares of a par value of US$0.0000625 each to US$50,000 divided into 800,000,000 shares of a par value of US$0.0000625 each comprised of 780,000,000 Class A Shares of a par value of US$0.0000625 each and 20,000,000 Class B Shares of a par value of US$0.0000625 each, such shares having the rights, restrictions and privileges as set out in the New M&A (as defined below);

(b)	(i)	contemporaneously upon the Reclassification taking effect, each issued share of a par value of US$0.0000625 each of the Company shall be re-designated as an issued Class A Share (the “Re-designation”) with all rights, restrictions and privileges remaining identical to the existing issued shares of the Company; and

(ii)	immediately following the Re-designation, 3,000,000 Class A Shares then held by Neo-Concept (BVI) Limited (“NCBVI”) shall be repurchased and cancelled by the Company and in consideration, the Company shall allot and issue to NCBVI (or such other person as directed) 3,000,000 Class B Shares, credited as fully paid-up;

(c)	the second amended and restated memorandum of association and articles of association of the Company (the “New M&A”) containing the amendments (shown as blackline) to the existing amended and restated memorandum of association and articles of association in the form set out in Annex I (without showing the blackline), be and are approved and adopted as the new memorandum of association and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum of association and articles of association of the Company;

The share reclassification will be reflected with the Nasdaq Capital Market and in the marketplace at the open of business on April 22, 2025, whereupon the Class A Ordinary Shares will begin trading. The Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “NCI” and under the CUSIP Number of G6421C112.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neo-Concept International Group Holdings Limited

Date: April 18, 2025	By:	/s/ Eva Yuk Yin Siu
	Name:	Eva Yuk Yin Siu
	Title:	Chief Executive Officer, Chairlady of the Board and Director

2